File No. 70-7883




                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549


                         Post-Effective Amendment No. 1 to
                                     FORM U-1


                              APPLICATION/DECLARATION
                                    under the
                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                               Northeast Utilities
                               174 Brush Hill Avenue
                    West Springfield, Massachusetts 01090-0010


                      (Name of company filing this statement
                     and address of principal executive offices)




                              Northeast Utilities

                    (Name of top registered holding company parent
                            of each applicant or declarant)



                               Robert P. Wax, Esq.
                    Vice President, Secretary and General Counsel
                              Northeast Utilities
                                 P.O. Box 270
                              Hartford, CT 06141-0270



                      (Names and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

                              Jeffrey C. Miller, Esq.
                             Assistant General Counsel
                        Northeast Utilities Service Company
                              P. O. Box 270
                              Hartford, CT 06141-0270




ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

          1. Northeast Utilities ("NU"), a registered holding company, hereby submits to the Commission a post-effective amendment to its application/declaration (the "Application") on Form U-1 (File No. 70-7883) pursuant to Sections 6(a), 7, 9(a), and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), concerning a modification to the voting of unallocated shares held in an ESOP trust.

          2. In its November 18, 1991 Order (HCAR No. 35-25411) in File No. 70-7883 (the "Order"), the Commission approved the issuance and sale of up to 11 million NU common shares, $5.00 par value to an employee stock ownership plan
(ESOP) trust to be added to a Northeast Utilities system 401(k) plan (the "Plan"). The Order provided the following with respect to the voting of ESOP shares:

               For purposes of determining the voting rights associated with the NU common stock acquired by the ESOP, such shares would be treated as follows. Whenever NU shareholders are entitled to vote on a matter properly before the shareholders, the Trustee will prepare a voting instruction form and will distribute it to each employee to whom shares held by the ESOP have been allocated. The form will advise the participating employees that, in making their votes on the instruction form, they are making determinations with respect to the allocated shares in their account and a proportionate number of unallocated shares. In addition to the instruction form, participants will receive the same proxy material as all other shareholders at approximately the same time. Completed forms will be returned to the Trustee to tabulate for voting purposes at shareholder meet-ings. The Trustee will vote the common shares that have been allocated to participants' individual accounts in accordance with the instructions received from the participants. Unallocated shares will be voted in the same proportion as directed by participants for allocated shares. The failure of a participant to return a voting instruction card will be deemed a direction by the participant that such shares are not to be voted for or against any proposal. Such shares will not be voted other than as required by law.

          For tender offers or any other option to buy or exchange NU common shares, participants may direct the Trustee to tender or exchange shares allocated to their individual accounts. The failure to give the Trustee instructions is deemed a direction to leave the shares in-vested in NU common shares. Unallocated shares will be tendered in the same proportion as directed by participants for allocated shares. Voting and tender instructions received by the Trustee from each participant will be held in strict confidence and will not be re-vealed to any officer, director or employee of NU or its subsid-iaries, and to insure the confidentiality, an independent record keeper would be retained to provide all necessary services related to these instructions.

          3. In accordance with the terms of the Order, the Plan, and the ESOP trust agreement, the ESOP trustee votes ALLOCATED ESOP shares as directed by the employee participants who beneficially own the allocated shares, and abstains from voting allocated ESOP shares for which no direction from the beneficial owner is received. No change in the voting of ALLOCATED ESOP shares is contemplated.

          4. Currently, the ESOP trustee votes the UNALLOCATED shares in the same proportion of yes and no votes and abstentions as it votes the allocated shares. This results in a large number of abstentions of unallocated ESOP shares. For instance, at the time of NU's annual meeting of shareholders held on May 23, 1995, there were 134,210,441 shares issued and outstanding, of which 14,230,710 were held in the ESOP (4,424,165 allocated and 9,806,545 unallocated). The ESOP trustee received directions with respect to only 2,721,582 of the allocated shares. This resulted in the trustee abstaining with respect to over 1.7 million, or about 39 percent, of the allocated shares, and under the current voting provisions, resulted in the trustee abstaining with respect to about 39 percent, or approximately 3.8 million, of the unallocated ESOP shares as well. The non-voted unallocated shares represented almost 3 percent of NU's shares outstanding at the time.

          5. NU now proposes to amend the Plan and the ESOP trust agreement to modify the manner in which the ESOP trustee votes the unallocated shares held in the ESOP trust. Under the proposed change, ALLOCATED ESOP shares would still be voted in accordance with participant instructions (including abstaining from voting allocated ESOP shares for which no instructions are received). However, UNALLOCATED ESOP shares would be voted (yes or no) in the same proportions as allocated ESOP shares FOR WHICH VOTING INSTRUCTIONS
ARE RECEIVED.

          6. The purpose of the proposed change is to increase the level of voter participation at NU's shareholder meetings, by making sure that all unallocated ESOP shares are voted. With this modification, the trustee would vote all unallocated shares, rather than leaving a portion of them unvoted. The vote of all shares would still be determined by how participants direct the vote of their allocated shares.

          7. In a "no-action" letter dated March 25, 1992, (copy attached as Exhibit A.1) the Commission staff analyzed the trust holdings of NU common shares under the Plan, including the voting requirements for the ESOP shares set forth above, and concluded that it would not recommend any enforcement action under the Act that would result in the Plan or the bank trustees under the Plan being deemed to be a "holding company", as defined in Section 2(a)(7)(A) of the Act, or an "affiliate", as defined in Section 2(a)(11)(A) of the Act, on account of the trustees' holding and voting the NU common shares under the Plan in the manner described in the no-action letter. NU believes that following the change in the voting of unallocated shares described above, the ESOP trustee should still not be deemed to "own, control, or hold with power to vote" the shares held in the ESOP trust, and that such shares should still not be counted in determining whether the Plan or the ESOP trustee is a "holding company" or "affiliate" of NU under the Act, because the ESOP trustee will still have no discretion as to how ESOP shares are voted (except with respect to the ERISA Voting Override discussed at page 4 of Exhibit A.1). See, e.g., DQE, Inc., No-Action Letter dated August 2, 1991, from Division of Investment Management to J. Anthony Terrell, Ref. No. 91-6-OPUR (copy attached as Exhibit A.2).

          8. NU seeks an Order of the Commission acknowledging and approving the proposed change in voting procedures for the unallocated ESOP shares, and concurring in the position stated in paragraph 6 above.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          No fees, commissions or expenses have been paid or will be paid or incurred in connection with the proposed transactions, other than (i) the Commission's $2,000 filing fee, (ii) expenses for legal and other services billed to NU at cost by NUSCO, estimated at $2,000, and (iii) legal fees of outside counsel engaged by NUSCO to provide related services, estimated at $1,000.



ITEM 4.   REGULATORY APPROVAL

          No federal or state regulatory authority, other than the Commission under the Act, has any jurisdiction over the proposed transactions.


ITEM 5.   PROCEDURE

          It is respectfully requested that the Commission enter not later than December 31, 1995 an appropriate order granting and permitting this post-effective amendment to become effective, so appropriate changes may be made to the Plan, the ESOP trust agreement, and the trustee's voting procedures, participant communications and proxy materials in advance of NU's 1996 annual meeting of shareholders.

          No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Office of Public Utility Regulation within the Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30 day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectively requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

          (a)  Exhibits

               Exhibit A.1 - Northeast Utilities, No-Action Letter dated March 25, 1992

               Exhibit A.2 - DQE, Inc., No-Action Letter dated August 2, 1991.

               Exhibit B - Proposed notice of the filing of this post-effective amendment with the Securities and Exchange Commission.

               Exhibit C - Opinion of Counsel for the Company (to be filed by amendment).


          (b) Financial Statements. The financial statements have not been included because these transactions are not expected to have pro forma effects on the financial statements of NU or NU system consolidated.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

          This application/declaration relates to a modification in the way shares are voted by an ESOP trustee, and as such, it is believed that the granting and permitting to become effective of this application/declaration will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.







                                   SIGNATURES


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              NORTHEAST UTILITIES
                              By /s/Richard M. Early
                                    its Attorney



Dated:    November 9, 1995